Delivering the network that thinks
www.packeteer.com
10201 North De Anza Blvd.
Cupertino, CA 95014
Main: 408-873-4400
Fax: 408-873-4410

December 3, 2007
Via Facsimile and EDGAR
Mr. Stephen Krikorian
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

Re:	Packeteer, Inc. (File No. 000-26785)
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended September 30, 2007
Dear Mr. Krikorian:
This correspondence is in response to the comment letter from the Staff of the Securities and Exchange Commission (the “SEC”) dated November 14, 2007, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2006 and Form 10-Q for the quarterly period ended September 30, 2007. As requested by the Staff, we are simultaneously submitting this correspondence in conjunction with the Company’s response letter dated the same in accordance with Staff guidance provided in SEC Press Release No. 2004-89 regarding submission of “Tandy” language.
The Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities law of the United States.
If you should have any questions regarding the above, please do not hesitate to contact me at (408) 873-4400. Thank you for your assistance.
Very truly yours,
/s/ David Yntema
David Yntema
Chief Financial Officer
Packeteer, Inc.
cc: Peter M. Astiz, Esq. DLA Piper

1